

July 26, 2023

VIA EDGAR
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attention: Stephany Yang
        Melissa Gilmore

Re: **HASBRO, INC.**
           Form 10-K for the Fiscal Year Ended December 25, 2022
           Form 8-K Furnished February 16, 2023
           Response Dated June 28, 2023
           File No. 001-06682

Dear Ms. Yang and Ms. Gilmore:

This letter is submitted on behalf of Hasbro, Inc. (the "Company"), in response to the comments that you have provided on behalf of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") in your letter dated July 12, 2023 responding to our comment response letter dated June 28, 2023.

For your convenience, we have set forth the original comments from your letter in bold and italicized typeface to which we are responding.

Response Letter Dated June 28, 2023

Company Response to Staff Comment 1

1.   ***Staff Comment: We note your response to comment 1 and that your adjustment for the Operational Excellence program includes transformation office and third-party consultant fees that are temporary costs to support transformational efforts. Please further quantify and describe the specific costs for this portion as these efforts appear to be a normal part of managing your growth and business and part of your multi-year Blueprint 2.0 strategy.***

      <u>Company Response:</u>
      We acknowledge the Staff's comment and respectfully note that the formation of a transformation office and third-party consultant fees are not a normal part of managing the growth and business. For the year-ended December 25, 2022, the Company incurred $12.3 million of transformation office and consultant fees. Of this total, $11.9 million relates to third-party consulting fees. The consultants were engaged to assist the Company in performing a comprehensive review of the Company's operations and developing a transformation plan designed to support the organization in identifying, realizing, and capturing savings through the identification of organizational initiatives intended to create efficiencies and improve business processes and operations. The consultants assisted in providing benchmark data and are supporting the Company with the design of an improved operating

model and supply chain function. We expect this consulting assistance to conclude in 2023 in line with the planning stages of the final components of the transformation plan. We consider these costs to be non-recurring in nature and as a result, believe it is appropriate to exclude them from our GAAP financial measures to provide investors with a clear view of the Company's operational performance.

For the Staff's understanding, the identified initiatives are implemented by employees of the Company. These recuring expenses are included in the operating income statement and are not a component of the exclusion from the GAAP financial measures as the Company believes these costs represent a normal component of its operations.

Company Response to Staff Comment 6

2. ***Staff Comment: We note your response to comment 6. Please revise to clearly explain the nature of the significant amounts included in the "Corporate and Other" line item of operating profit(loss). In addition, ASC 280-10-50-30b) requires a reconciliation of the total of the reportable segments' measures of profit or loss to the public entity's consolidated income before income taxes. We note Corporate and Other does not appear to qualify as a reportable segment, and operating profit (loss) is not reconciled to the consolidated earnings before income taxes. Please revise your reconciliation to comply with this guidance.***

    Company Response:
    To comply with the Staff's comments, the Company will revise our disclosure in future filings to include a reconciliation of reportable segments to the Company's consolidated earnings before income taxes. Additionally, in future filings, the Company will expand the disclosure included in Note 21, Segment Reporting, to include the nature of significant amounts included in Corporate and Other for individually significant items. For the twelve-month period ended December 25, 2022, these charges primarily related to an intangible asset impairment charge of $281.0 million and severance charges associated with restructuring actions of $94.1million as disclosed in Note 6, Goodwill and Intangible Assets and Note 19, Restructuring Actions, respectively.

If you have any questions or desire further information regarding the Company's responses, please contact me at (401) 727-5500.

Sincerely,

/s/ Gina Goetter

Gina Goetter
Executive Vice President and Chief Financial Officer